Duo Marketplace, LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	62,580.71
Uncategorized Income	0.00
Refund	320.60
Total Uncategorized Income	**320.60**
Total Income	**$62,901.31**
GROSS PROFIT	**$62,901.31**
Expenses	
Advertising & marketing	847.49
Business licenses	22.00
Contract labor	10,940.97
Contributions to charities	575.00
Entertainment	321.00
Insurance	99.00
Legal & accounting services	165.00
Legal fees	39.99
Total Legal & accounting services	**204.99**
Meals	30.05
Office expenses	1,627.86
Shipping & postage	118.62
Small tools & equipment	847.00
Software & apps	6,827.90
Total Office expenses	**9,421.38**
Payroll expenses	0.00
Payments to partners	3,707.00
Total Payroll expenses	**3,707.00**
Repairs & maintenance	1,916.12
Supplies	803.67
Travel	24.00
Utilities	481.36
Phone service	932.48
Total Utilities	**1,413.84**
Total Expenses	**$30,326.51**
NET OPERATING INCOME	**$32,574.80**
Other Income	
Interest earned	0.04
Total Other Income	**$0.04**
Other Expenses	
Vehicle expenses	0.00
Vehicle gas & fuel	524.21
Total Vehicle expenses	**524.21**
Total Other Expenses	**$524.21**
NET OTHER INCOME	**$ -524.17**
NET INCOME	**$32,050.63**

Duo Marketplace, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHECKING ACCT - 1	4,325.34
SAVINGS ACCT - 1	50.32
Total Bank Accounts	**$4,375.66**
Total Current Assets	**$4,375.66**
TOTAL ASSETS	**$4,375.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term loans from partners	-8,461.40
Total Other Current Liabilities	**$ -8,461.40**
Total Current Liabilities	**$ -8,461.40**
Total Liabilities	**$ -8,461.40**
Equity	
Opening balance equity	7,169.85
Partner distributions	-26,383.42
Retained Earnings	0.00
Net Income	32,050.63
Total Equity	**$12,837.06**
TOTAL LIABILITIES AND EQUITY	**$4,375.66**

Duo Marketplace, LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	32,050.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Short-term loans from partners	-8,461.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,461.40**
Net cash provided by operating activities	**$23,589.23**
FINANCING ACTIVITIES	
Opening balance equity	7,169.85
Partner distributions	-26,383.42
Net cash provided by financing activities	**$ -19,213.57**
NET CASH INCREASE FOR PERIOD	**$4,375.66**
CASH AT END OF PERIOD	**$4,375.66**